Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

telephone:	(713) 651-5421

May 11, 2005

Ms. Peggy Fisher

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	OYO Geospace Corporation
Registration Statement on Form S-3
Filed April 25, 2005
File No. 333-124314

Dear Ms. Fisher:

We enclose herein our response on behalf of OYO Geospace Corporation (the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter sent from the Staff to Mr. Gary D. Owens, Chairman, President and Chief Executive Officer of the Company, on May 5, 2005 (the “Staff Letter”) regarding the Registration Statement on Form S-3 filed by the Company on April 5, 2005, File No. 333-124314 (the “Form S-3”). For the convenience of the Staff, the Staff’s comment is reproduced in bold face type and indented and followed by our response.

1. We note that the selling shareholder is an affiliate of yours holding 51% of your outstanding shares and selling a large amount stock, approximately 25% of your common stock, in this offering. Given these factors, it appears that this resale offering could be construed to be a primary offering “by or on behalf of the issuer.” We also note that it does not appear that you are eligible to use Form S-3 for a primary offering of your securities because the aggregate market value of your equity securities held by non-affiliates is below the $75 million minimum. Please provide a detailed legal analysis to support your position that the selling shareholder is not acting as an underwriter in the sale of these securities.

Summary

In summary response to your comment, and as detailed below, the facts do not support the conclusion that the offer and sale by the Selling Stockholder of the Shares under the Form S- 3

Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio • Hong Kong • London • Munich

Ms. Peggy Fisher

May 11, 2005

would be made by or on behalf of the issuer or that the Selling Stockholder would be an underwriter in the sale of these securities. Specifically:

•	the Selling Stockholder has held the Shares for over ten years and founded predecessors to the issuer almost 25 years ago;

•	a sale of the Shares is motivated solely by factors relevant to the Selling Stockholder and its parent company, OYO Corporation, a Japanese corporation (“OYO Japan”), which is deemed to beneficially own the Shares, and the Company will not participate in any way in the proceeds thereof. The Selling Stockholder is not, in fact, acting in any way as a conduit for the Company;

•	all costs and expenses of registration and of any offer or sale of Shares under the Form S-3 will be paid by the Selling Stockholder and will not be borne by the Company; and

•	the Selling Stockholder is not in any way engaged in the business of underwriting securities.

Analysis

The General Instructions to Form S-3 specify the eligibility requirements for the use of Form S-3. The first paragraph in the General Instructions provides that any registrant which meets the requirements of paragraph A. (“Registration Requirements”) may use the form for the registration of securities under the Securities Act of 1933, as amended (the “Act”) which are offered in any transaction specified in paragraph B. (“Eligibility Requirements”). Paragraph B.3 of the Eligibility Requirements states, without qualification, that “outstanding securities…offered for the account of any person other than the issuer [emphasis added]” qualify under the transactions contemplated on Form S-3. The Staff has raised the question whether OYO Corporation U.S.A. (the “Selling Stockholder”), the stockholder of the Company that may offer and sell up to 1,400,000 shares of common stock, par value $.01 (the “Common Stock”), of the Company (the “Shares”) pursuant to the Form S-3, would be selling the Shares “on behalf of the registrant” and therefore be acting as an underwriter in the offering contemplated in the Form S-3.

In Section H, paragraph 20 of the Manual of Publicly Available Telephone Interpretations (the “Manual”), the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) has stated that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. According to the guidance in Section H, paragraph 76 of the Manual, the question of whether an offering styled a secondary one is really on behalf of the issuer is a factual one, not merely a question of who receives the

Ms. Peggy Fisher

May 11, 2005

proceeds, and that it must be examined on a case-by-case basis if the percentage owned by the affiliate is too high. According to this guidance, consideration should be given to:

(i)	how long the selling shareholders have held the shares;

(ii)	the circumstances under which they received them;

(iii)	their relationship to the issuer;

(iv)	the amount of shares involved;

(v)	whether the sellers are in the business of underwriting securities; and

(vi)	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The definition of “underwriter” in Section 2 of the Act provides, in relevant part, that an underwriter is “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security…”

The Selling Stockholder first acquired an ownership interest in the Company in 1994 (the year the Company was incorporated) when the Selling Stockholder contributed interests in various predecessors to the Company in exchange for 1,000 shares of Common Stock. In contemplation of an initial public offering of its Common Stock, the Company effectuated a 4,000-for-1 Common Stock split, thereby increasing the Selling Stockholder’s share ownership interest in the Company from 1,000 shares to 4,000,000 shares of Common Stock. The Company unsuccessfully launched an initial public offering in 1995 that it was unable to complete for business reasons. Ultimately, the Selling Stockholder sold 1,000,000 shares of Common Stock in connection with the Company’s initial public offering in November 1997 along with 150,000 additional shares which were subject to the underwriters’ over-allotment option. The Selling Stockholder retained ownership of the remaining 2,850,000 of its shares of Common Stock and continues to beneficially own those shares. The Selling Stockholder has made no other sales of shares since 1997.

The Selling Stockholder is a U.S. holding company for the ultimate parent company, OYO Japan, which is also deemed to be a beneficial owner of the Shares. The Selling Stockholder also beneficially owns (and OYO Japan beneficially owns) all of the outstanding shares of various other non-public U.S. corporations. The Selling Stockholder does not own any material assets other than the Shares and the stock in these other corporations, each with its own assets, operations, employees and management.

Since its inception, the Company’s primary business has been to design and manufacture instruments and equipment used in the acquisition and processing of seismic data for the oil and gas industry. In 1995, the Company modified its traditional thermal solutions product

Ms. Peggy Fisher

May 11, 2005

technologies which it has used in its seismic business and began to design, manufacture and distribute thermal printers for the thermal imaging industry. The Company now also designs, manufactures and distributes thermal printheads and dry thermal film. It designs and manufactures its products at facilities that it owns in the United States, Canada and Russia and sells its products to its customers located around the world.

While the Company was incorporated in 1994, its business can be traced back to 1980, when OYO Japan founded the original predecessor to the Company to manufacture geophones in North America. In 1986, the Selling Stockholder acquired the geophone and hydrophone operations of AMF Geo Space Corporation, a leading U.S. manufacturer of geophones. In 1988, these geophone manufacturing operations and acquired operations merged to form what is now Geo Space, a wholly owned subsidiary of the Company. In 1986 the Selling Stockholder acquired what is now OYO Instruments, a wholly owned subsidiary of the Company. Finally, in 1988, the Selling Stockholder acquired Houston Geophyiscal Products, Inc. In 1994, the Selling Stockholder formed the Company and contributed the above subsidiaries, along with certain related assets and liabilities, to the Company in exchange for 1,000 shares of Common Stock, as is described above.

OYO Japan is a public company in Japan with shares listed on the Tokyo Stock Exchange; its shares are not traded in the U.S. OYO Japan was established in 1957 and since that time has been engaged in the business of providing geo-engineering and consulting services primarily for geological analysis of the earth’s subsurface for construction projects. While OYO Japan is one of the leading earthquake engineering firms of the Far East (with limited manufacturing and product offerings), the Company was founded as, and has always been, a seismic instruments company which manufactures products used in the search for oil and gas. Moreover, except for the period from 1980, when OYO Japan introduced a geophone manufacturing business into the U.S., until September 1994, when the Company was formed and various assets and businesses were contributed to it by the Selling Stockholder, the Company has been operated as a completely independent, unique business from the Selling Stockholder and OYO Japan, with virtually no overlap in operations, markets, customers and products. The only business relationship between OYO Japan and the Company since the Company’s inception has been through relatively limited agreements as to certain products offered by each.

In addition to these limited business relationships, since the Company’s initial public offering, OYO Japan has had and continues to have representation on the Company’s board of directors. The only current representative, Mr. Katsuhiko Kobayashi, has been on the Company’s board since 1995, and is one of its seven members, four of whom are “independent” as defined by the relevant rules and regulations of the NASD, even though the Company is not required to have a majority of independent directors under NASD rules. Mr. Kobayashi has been an employee of OYO Japan since 1995 and has served as a director and executive officer of OYO Japan since March 2001. Mr. Kobayashi also serves as the President of the Selling Stockholder, which position he has held since May 2002. There are no other overlaps in management of the Company and management of the Selling Stockholder and OYO Japan. In fact, the Company is, and has been since its initial public offering in 1997, managed completely independently of OYO Japan and the Selling Stockholder.

Ms. Peggy Fisher

May 11, 2005

OYO Japan is causing the Selling Stockholder to ask the Company to register, at the Selling Stockholder’s expense, the potential offer and sale of the Shares for various reasons related to OYO Japan’s business. OYO Japan did not acquire an interest in the Company over ten years ago (or close to 25 years ago taking into account the Company’s predecessors) with a view to selling or distributing this interest. The fact that OYO Japan has held the Shares for over ten years (or close to 25 years taking into account the Company’s predecessors) and taken the risk on a significant investment in the Company over this entire period confirms this.

Based on the foregoing facts and circumstances, the Selling Stockholder should not be deemed to be selling the Shares “on behalf of” the Company, or to be acting as an underwriter in the offering contemplated in the Form S-3.

Specifically, analyzing these facts in light of the criteria for determining whether an offering styled a secondary one is really on behalf of the issuer set forth in Section H, paragraph 76 of the Manual:

(i) The Selling Stockholder has held the Shares for more than ten years, though the Selling Stockholder’s and OYO Japan’s interest in the Company’s business can be traced back to almost 25 years ago;

(ii) The Selling Stockholder received the Shares in 1994 in exchange for the contribution to the Company of all of the Selling Stockholder’s assets related to the design and manufacture of instruments and equipment used in the acquisition and processing of seismic data for oil and gas exploration purposes (at which time, the Selling Stockholder and OYO Japan ceased to engage in these businesses except to the extent that they did so indirectly through ownership of the Company);

(iii) The Selling Stockholder is a holding company for OYO Japan. OYO Japan, while the beneficial owner of a majority of the Company’s shares, does not engage in any business in which the Company is engaged, and serves different markets and customers and is primarily a provider of engineering services that produces some geo-technical products that are different from the Company’s products. The only business relationships between OYO Japan and the Company since the Company’s inception have been quite limited and have related to certain products. Except for OYO Japan’s representation on the Company’s board of directors, OYO Japan and the Company maintain completely distinct management;

(iv) the maximum number of Shares that the Selling Stockholder may offer and sell pursuant to the Form S-3 is 1,400,000 shares, or approximately 49% of

Ms. Peggy Fisher

May 11, 2005

the Common Stock that it currently owns, which constitutes approximately 25% of the Company’s outstanding shares of Common Stock. The Selling Stockholder will continue to own 1,450,000 shares, or approximately 51%, of the Common Stock that it currently owns, which constitutes approximately 26% of the Company’s outstanding shares of Common Stock, if it sells all of the Shares subject to the Form S-3;

(v) neither the Selling Stockholder nor OYO Japan is engaged in, nor has the Selling Stockholder or OYO Japan ever been engaged in, the business of underwriting securities;

(vi) neither the Selling Stockholder nor OYO Japan is acting as a “conduit,” as the Selling Stockholder has owned (and OYO Japan has beneficially owned) the Shares for over a decade, and has not sold any shares of Common Stock since the time of the Company’s initial public offering in 1994; and

(vii) all costs and expenses associated with the registration and the offer and sale of the Shares will be paid for by the Selling Stockholder and sales of the Shares will be solely for the benefit of the Selling Stockholder.

Moreover, neither the Selling Stockholder nor OYO Japan will offer or sell shares of Common Stock that it acquired “with a view to,” or offer shares of Common Stock “in connection with,” the distribution of any security, as they have owned the Shares since 1994 (or longer, taking into account their interest in predecessors of the Company), and taken the risk on an investment in the Shares for that entire period.

Because the Selling Stockholder will not offer or sell the Shares “on behalf of” the Company or act as an underwriter, the Transaction Requirements set forth in B.1. (Primary Offerings by Certain Registrants) on Form S-3 are not applicable, and we need not determine whether the aggregate market value of the Company’s equity securities held by non-affiliates is below $75 million. Instead, the Transaction Requirements set forth in B.3 (Transactions Involving Secondary Offerings) should apply, and the Selling Stockholder should be able to register the Shares on Form S-3.

If you have any questions concerning the foregoing response, please contact Mr. Arthur Rogers at (713) 651-5421.

Very truly yours,

[Original Signed by Fulbright & Jaworski L.L.P.]

Fulbright & Jaworski L.L.P.